Mail Stop 4561

July 10, 2008

A. Payton Bush, III
President and Chief Executive Officer
Hibernia Homestead Bancorp, Inc.
325 Carondelet Street
New Orleans, Louisiana 70130

RE: Hibernia Homestead Bancorp, Inc.
　　Form S-1, filed on June 13, 2007
　　File Number 333-151656

Dear Mr. Bush:

　　We have reviewed the above referenced Form S-1 and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X. Additionally, please also include an updated consent of your independent accountants in your next amendment.

Summary
Our Business, page 1

2. It appears the Bank has experienced losses for an extended period of time. Revise to disclose the length of time the bank has incurred annual losses. Briefly give your reasons for the losses and juxtapose this experience to your new operating plans going forward.

3. Please summarize the use of proceeds from the offering.

4. Please briefly describe the effect of Katrina on your market area for a reader who is not familiar with this situation. Include quantification.

After-Market performance Information, page 5

5. Revise the table to indicate whether the companies were listed on Nasdaq or the OTC and add an average for each group below the tables.

Risk Factors
General

6. The purpose of the risk factors section is to discuss the most significant factors that make investing in the security speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references throughout this section to the company's inability to offer assurances as to certain aspects of the company's business. For examples, see the last risk factor on page 13 and the first risk on page 14. Instead of stating the company's inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed. Insure that the entire risk factor section is revised.

Hibernia Homestead Bank may not …, page 13

7. Revise to disclose the length of time the Bank has incurred continuing losses.

Hurricane Katrina…, page 13

8. Please quantify the change in the tourist employment sector.

How We Intend To Use the Proceeds From This Offering, page 19

9. Please reconcile the table with the textual description that follows. The tabular presentation needs to show the dollar amount of funds that will flow to the bank

and, if known, how the bank will use those funds.

Commercial Real Estate Loans, page 44

10. Revise to indicate the experience of the newly hired commercial loan officer,
clarify if the 70% refers to the lesser or greater of appraised or purchase price,
indicate how the appraisal will be obtained and by whom and, name the individuals
on the loan committee, or provide a cross-reference where that information is
disclosed. In addition, indicate the maximum size of commercial real estate loans
that may be made.

Transactions With Related Persons, page 68

11. Please quantify the total amount of loans currently outstanding to officers and
directors, no matter when they were originally entered into. Also, disclose whether
they are performing pursuant to their original terms.

Signatures, page II-5

12. Revise to identify the principal accounting officer. See the signature requirements
for Form S-1.

Exhibit 8.1

13. You will need to file an opinion prior to effectiveness, rather than a form of
opinion. Please revise.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review by
showing deleted sections as strikethrough and added sections as underlining. Please
furnish a cover letter with your amendment that keys your responses to our comments

and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact John Spitz at 202-551-3484, or John Nolan, Accounting Branch Chief, at 202-551-3492. Any other questions should be directed to David Lyon at 202-551-3421, or me at 202-551- 3434.

Sincerely,

Michael R. Clampitt,
Staff Attorney

By FAX: Eric Marion
Fax number 202-347-2172